SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

SharpLink Gaming Ltd.

(formerly Mer Telemanagement Solutions Ltd.)

(Name of Registrant)

333 Washington Avenue North, Suite 104

Minneapolis, MN 55402

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

EXPLANATORY NOTE

This Report on Form 6-K consists of: (i) the consolidated financial statements of FourCubed Management, LLC as of December 31, 2020 and 2019 and for the years then ended (audited), which are attached hereto as Exhibit 99.1 and (ii) the condensed interim consolidated financial statements of FourCubed Management, LLC as of June 30, 2021 and for the six month period ended June 30, 2021 and 2020 (unaudited), which are attached hereto as Exhibit 99.2.

The following exhibits are attached:

Number	Description
99.1	Consolidated Financial Statements of FourCubed Management, LLC as of December 31, 2020 and 2019 and for the years then ended (audited)
99.2	Condensed Interim Consolidated Financial Statements of FourCubed Management, LLC as of June 30, 2021 and for the six month period ended June 30, 2021 and 2020 (unaudited)
23.1	Consent of BerganKDV, Ltd. with respect to the financial statements of FourCubed Management, LLC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SharpLink Gaming Ltd.

Date: July 22, 2022	By:	/s/ Rob Phythian
Rob Phythian
Chief Executive Officer and Director

EXHIBIT INDEX

Number	Description
99.1	Consolidated Financial Statements of FourCubed Management, LLC as of December 31, 2020 and 2019 and for the years then ended (audited)
99.2	Condensed Interim Consolidated Financial Statements of FourCubed Management, LLC as of June 30, 2021 and for the six month period ended June 30, 2021 and 2020 (unaudited)
23.1	Consent of BerganKDV, Ltd. with respect to the financial statements of FourCubed Management, LLC